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SEC Mail Processing Section

FEB 27 2017

Washington DC 416

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 36525

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Thrivent Investment Management Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

625 Fourth Avenue South
(No. and Street)

Minneapolis (City) MN (State) 55415-1624 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kurt S. Tureson 612-844-8233 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

45 South Seventh Street, Suite 3400 (Address) Minneapolis (City) MN (State) 55402 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

CM

ANB

OATH OR AFFIRMATION

I, Kurt S. Tureson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thrivent Investment Management Inc., as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Kurt S. Tureson, VP & CFO

Title

Notary Public

DAVID L SCHWARZ
NOTARY PUBLIC - MINNESOTA
MY COMMISSION EXPIRES 01/31/20

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

Thrivent Investment Management Inc.
Statement of Financial Condition
For the year ended December 31, 2016

Contents

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Thrivent Investment Management, Inc.:

In our opinion, the accompanying statement of financial condition, presents fairly, in all material respects, the financial condition of Thrivent Investment Management, Inc. as of December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement of financial condition in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 23, 2017

Thrivent Investment Management Inc.

Statement of Financial Condition
December 31, 2016
(dollars in thousands, except share information)

Assets		
Cash and cash equivalents	$	31,096
Cash segregated under federal and other regulations		6,141
Receivable from clearing firm		102
Receivable from related parties		7,637
Receivable from other entities		2,627
Deferred tax assets		4,128
Prepaid expenses		357
Other assets		108
Total assets	$	52,196
Liabilities and shareholder's equity		
Payable to related parties	$	3,707
Commissions and bonuses payable		4,685
Accrued expenses		6,326
Income tax payable		235
Total liabilities		14,953
Commitments and Contingencies (see note 5)		
Shareholder's equity		
Common stock, par value $0.01 per share, 1,000 shares authorized, 98 shares issued and outstanding		-
Additional paid-in capital		23,785
Retained earnings		14,316
Accumulated other comprehensive loss		(858)
Total shareholder's equity		37,243
Total liabilities and shareholder's equity	$	52,196

Thrivent Investment Management Inc.
Notes to Statement of Financial Condition
For the Year Ended December 31, 2016
(dollars in thousands)

Note 1. Nature of Operations and Significant Accounting Policies

Nature of Operations

Thrivent Investment Management Inc. (the "Company") is a registered introducing broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 and registered investment adviser under the Investment Advisers Act of 1940. The Company is also member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is a wholly-owned subsidiary of Thrivent Financial Holdings Inc. ("Holdings"). Holdings is a wholly-owned subsidiary of Thrivent Financial for Lutherans ("Thrivent Financial"), a fraternal benefit society and registered investment adviser. The Company is required to comply with all applicable rules and regulations of the SEC, FINRA and SIPC.

The Company offers and sells shares primarily of Thrivent Mutual Funds ("Funds"). Prior to January 1, 2016, the Company was the exclusive seller and distributor of the Funds. Effective January 1, 2016, Thrivent Distributors, LLC ("TDL") replaced the Company as the exclusive distributor of the Funds and TDL entered into separate and new Mutual Funds Selling Agreement with the Company. The Company also serves as principal underwriter and distributor of variable life and annuity contracts on behalf of Thrivent Financial and Thrivent Life Insurance Company ("TLIC"). The Company also distributes non-proprietary variable products on behalf of Thrivent Insurance Agency, Inc. ("TIA").

The Company offers asset management, investment advisory and brokerage services through an array of brokerage and managed account products.

The Company clears transactions under a fully disclosed agreement with an unaffiliated third party clearing broker dealer, National Financial Services, Inc. ("NFS"), which charges fees for clearing, servicing and recordkeeping services on a per trade basis or based on assets under management.

Sales and distributions of Funds and other products generally occur through field representatives ("FRs"). FRs can be either non-employee independent contractors operating in a nationwide franchise system or they may choose to be employees of the Company. FRs may also provide various fee-based services to customers. Due to differing levels of support provided by the Company to FRs operating in various platforms, FRs are compensated at different amounts or rates depending on the various product and service offerings.

Significant Accounting Policies

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP").

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. These estimates reflect the best judgment of management and actual results could differ significantly from those estimates.

The significant accounting practices used in preparation of the financial statements are summarized as follows:

(dollars in thousands)

Note 1. Nature of Operations and Significant Accounting Policies (cont.)

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and investments in money market mutual funds, of which $3,966 are invested in the Thrivent Money Market Fund as of December 31, 2016. The carrying amounts of all cash and cash equivalents approximate their fair value.

Cash Segregated under federal and other regulations

At December 31, 2016, $6,141 has been segregated in a special bank account for the exclusive benefit of customers under Rule 15c3-3 of the SEC.

Receivables

Receivable from clearing firm consist of funds receivable from an unaffiliated broker-dealer. Receivable from related parties consists primarily of fees earned from 12b-1 distributions, revenue sharing and concessions earned from the sales variable products on behalf of affiliated Thrivent entities. Receivables from other entities consists primarily of monies owed to the Company from field representatives for licensing and registration costs, service fees earned but not collected from the Funds' transfer agent, and various fees due from the sale of non-proprietary products. All receivables are recorded at their net realizable value as of December 31, 2016.

New Accounting Guidance

Adoption of New Accounting Standards

Presentation of Financial Statements - Going Concern

In August 2014, the Financial Accounting Standards Board (FASB) updated the accounting standard related to an entity's assessment of its ability to continue as a going concern. The standard requires that management evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are issued. In situations where there is substantial doubt about an entity's ability to continue as a going concern, disclosure should be made so that a reader can understand the conditions that raise substantial doubt, management's assessment of those conditions and any plan management has to mitigate those conditions. The standard is effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. The adoption of the standard is not expected to have a material impact on the Company's results of operations or financial condition.

Future Adoption of New Accounting Standards

Financial Instruments - Measurement of Credit Losses

In June 2016, the FASB updated the accounting standards related to accounting for credit losses on certain types of financial instruments, including finance and trade receivables carried at amortized cost. The update replaces the current incurred loss model for estimating credit losses with a new model that requires an entity to estimate the credit losses expected over the life of the asset. Generally, the initial estimate of the expected credit losses and subsequent changes in the estimate will be reported in current period earnings and recorded through an allowance for credit losses on the Statement of Financial Condition. The standard is effective for interim and annual periods beginning after December 15, 2019. Early adoption will be permitted for interim and annual periods beginning after December 15, 2018. The Company is currently evaluating the impact of the standard on its results of operations and financial condition.

(dollars in thousands)

Note 2. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company's deferred tax assets as of December 31 were as follows:

Deferred tax assets:		
Retirement and pension	$	1,009
Non-qualified deferred compensation		1,966
Unrealized actuarial adjustment (AOCI)		572
Payable to mutual fund shareholders		540
Other		41
Deferred tax assets	$	4,128

The Company is required to establish a valuation allowance for any portion of the deferred income tax assets that management believes will not be realized. In the opinion of management, it is more likely than not that the Company will realize the benefit of the deferred income tax assets, and therefore, no such valuation allowance has been established.

At December 31, 2016 the Company had no federal or state net operating loss carryforwards.

There are no unrecognized or uncertain tax positions at December 31, 2016. In 2016, the Internal Revenue Service ("IRS") completed an examination of tax year 2013. There were no findings nor discrepancies related to the exam. Tax years 2014 through 2016 are open under the statute of limitations and remain subject to examination by the IRS.

Note 3. Benefit Plans

Employees of the Company are covered by non-contributory defined-benefit pension plans and a contributory savings plan sponsored by Thrivent Financial. In addition, Thrivent Financial also sponsors a health and life insurance postretirement benefit plan in which employees of the Company participate.

The Company also has a non-qualified, non-contributory defined benefit retirement plan (the Plan) to provide certain employees with benefits in addition to those provided by the non-contributory defined benefit plans sponsored by Thrivent Financial. The Company uses a measurement date of December 31 in its benefit plan disclosures.

The results for the December 31, 2016 valuation of pension benefits under the Plan are as follows:

Accumulated Benefit Obligation as of 12/31/2016	$	3,955
Change in Projected Benefit Obligation During 2016:		
Projected Benefit Obligation, 12/31/2015	$	3,846
Interest Cost		173
Actuarial Loss		107
Benefit Payments		(171)
Projected Benefit Obligation, 12/31/2016	$	3,955

(dollars in thousands)

Note 3. Benefit Plans (cont.)

Change in plan assets in 2016:	
Plan Assets, 12/31/2015	$ -
Company Contributions	171
Benefit Payments	(171)
Plan Assets, 12/31/2016	$ -
Funded Status	$ (3,955)
Amount of Net Loss Recognized in Accumulated Other Comprehensive Loss	$ 1,430
Components of Net Periodic Benefit Cost for 2016:	
Interest Cost	$ 173
Amortization of Unrecognized Net Loss	37
Net Periodic Benefit Cost	$ 210
Changes in Benefit Obligation Recognized in Other Comprehensive Loss:	
Net loss	$ 107
Amortization of net loss	(37)
Total Recognized in Other Comprehensive Loss	$ 70
Amortizations From Other Comprehensive Loss into Net Periodic Benefit Cost During 2017	$ 42
Accrued Pension Cost	
Current Liability – 2017 Projected Benefit Payments	$ 171
Non-Current Liability	3,784
Accrued Pension Cost, 12/31/2016	$ 3,955

The Company used a weighted average discount rate of 4.30% as of December 31, 2016, to determine the pension benefit cost/obligation. Projected benefit payments for the next ten years as follows:

2017	$	171
2018	$	175
2019	$	174
2020	$	222
2021	$	226
2022 - 2026	$	1,240

In 2017, the Company expects to contribute $171 to the Plan to fund projected benefit payments.

Accrued pension cost is included in Accrued expenses in the Statement of Financial Condition.

Note 4. Clearing Agreement

The Company is an introducing broker and clears certain securities transactions with and for customers on a fully disclosed basis through its clearing broker dealer. In addition, the Company transmits all customer funds and securities to the clearing broker dealer. In connection with these arrangements, the Company has agreed to indemnify the clearing broker dealer for losses incurred in connection with transactions introduced by the Company. The Company reserves for these potential losses. At December 31, 2016, no reserve was reflected in the accrued expenses line in the statement of financial condition.

Note 5. Commitments and Contingencies

In the normal course of business, the Company may indemnify and guarantee certain service providers against potential losses in connection with their acting as service providers to the Company. The maximum potential amount of future payments the Company could be required to make under these indemnifications cannot be estimated, however, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded a contingent liability in the financial statements for any indemnifications.

The Company is involved in the normal course of business in legal, regulatory and arbitration proceedings, including class actions, concerning matters arising in connection with the conduct of its activities as a diversified financial services firm. These include proceedings specific to the Company as well as proceedings generally applicable to business practices in the industries in which it operates. The Company can also be subject to litigation arising out of its general business activities, such as its investments, contracts, leases and employment relationships. Uncertain economic conditions, heightened and sustained volatility in the financial markets and significant financial reform legislation may increase the likelihood that clients and other persons or regulators may present or threaten legal claims or that regulators increase the scope or frequency of examinations of the Company or the financial services industry generally.

As with other financial services firms, the level of regulatory activity and inquiry concerning the Company's businesses remains elevated. From time to time, the Company receives requests for information from, and/or has been subject to examination or claims by the SEC, FINRA, state insurance and securities regulators, state attorneys general and various other governmental and quasi-governmental authorities on behalf of themselves or clients concerning the Company's business activities and practices, and the practices of the Company's field representatives. The Company has pending matters which include information requests, exams or inquiries that the Company received during recent periods regarding certain matters, including: sales and distribution of mutual funds, annuities, and insurance products. The number of reviews and investigations has increased in recent years with regard to many firms in the financial services industry, including the Company. The Company has cooperated and will continue to cooperate with the applicable regulators regarding their inquiries.

These legal and regulatory proceedings and disputes are subject to uncertainties and, as such, it is inherently difficult to determine whether any loss is probable or even possible, or to reasonably estimate the amount of any loss. The Company cannot predict with certainty if, how or when such proceedings will be initiated or resolved or what the eventual settlement, fine, penalty or other relief, if any, may be, particularly for proceedings that are in their early stages of development or where plaintiffs seek indeterminate damages. Some issues may need to be resolved, including through potentially lengthy discovery and determination of important factual matters and by addressing unsettled legal questions relevant to the proceedings in question, before a loss or range of loss can be reasonably estimated for any proceeding. An adverse outcome could have a material adverse effect on the Company's financial condition or results of operations.

(dollars in thousands)

Note 5. Commitments and Contingencies (cont.)

In accordance with applicable accounting standards, the Company establishes an accrued liability for contingent litigation and regulatory matters when those matters present loss contingencies that are both probable and can be reasonably estimated. In such cases, there still may be an exposure to loss in excess of any amounts reasonably estimated and accrued. When a loss contingency is not both probable and estimable, the Company does not establish an accrued liability, but continues to monitor, in conjunction with any outside counsel handling a matter, further developments that would make such loss contingency both probable and reasonably estimable. Once the Company establishes an accrued liability with respect to a loss contingency, the Company continues to monitor the matter for further developments that could affect the amount of the accrued liability that has been previously established, and any appropriate adjustments are made each reporting period. The Company has accrued $1,350 as of December 31, 2016 related to one matter, which is recorded in Accrued Expenses on the Statement of Financial Condition.

Note 6. Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the Company to maintain minimum net capital. The Company has elected to use the alternative standard permitted by Rule 15c3-1. Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

At December 31, 2016, the Company had net capital of $26,971 which was $26,721 in excess of its minimum net capital required of $250.

The Company is also subject to the SEC Customer Protection Rule (Rule 15c3-3) that requires the company to maintain cash or qualified securities in a segregated reserve account for the exclusive benefit of customers. As of December 31, 2016, the Company has no debit items as defined by the Rule and credit balances of $1,724 representing covered customer funds in accordance with the Rule. The amount held in segregated cash as required under the Rule was $6,141 as of December 31, 2016. The reserve requirement is computed on a weekly basis.

Note 7. Fair Value of Financial Instruments

In estimating the fair values for financial instruments carried at fair value, the amount of observable and unobservable inputs used to determine fair value are taken into consideration. Each of the Company's financial instruments has been classified into one of three categories based on that evaluation:

Level 1: Fair value based on quoted prices for identical assets in active markets that are accessible.
Level 2: Fair value based on quoted prices for similar instruments in active markets that are accessible; quoted prices for identical or similar instruments in markets that are not active; or model-derived valuations where the significant value driver inputs are observable.
Level 3: Fair value based on significant value driver inputs that are not observable.

Cash Equivalents
The fair value for cash equivalents carried is based on the quoted daily net asset value of the invested funds.

The carrying value and estimated fair value of the Company's financial instruments carried at fair value as of December 31 were as follows:

(dollars in thousands)

Note 7. Fair Value of Financial Instruments (cont.)

	Level 1	Level 2	Level 3	Total
Fair Value at December 31, 2016:				
Money market funds	$ 31,008	$ -	$ -	$ 31,008
Total	$ 31,008	$ -	$ -	$ 31,008

The Company had no transfers between fair value levels during 2016, nor did it hold any Level 3 financial instruments during 2016.

Note 8. Subsequent Events

Subsequent Events

The Company evaluated events or transactions that may have occurred after the balance sheet date for potential recognition or disclosure through February 23, 2017, the date the financial statements were available to be issued. No events or transactions were identified that affect the Company's December 31, 2016, financial statements or that require further disclosure.